CUSIP NO. 005018 10 6                                       Page 1 of 41 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                             Level 8 Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  005018 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Welsh, Carson, Anderson                      Robert A. Schwed, Esq.
  & Stowe                                    Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                  Maynard & Kristol
New York, New York  10022                    45 Rockefeller Plaza
Attention:  Laura VanBuren                   New York, New York  10111
Tel. (212) 893-9500                          Tel. (212) 841-5700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 005018 10 6                                       Page 2 of 41 Pages

1)   Name of Reporting Person                     Welsh, Carson, Ander-
     S.S. or I.R.S. Identification                son & Stowe VI, L.P.
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                         (a) [X]
     if a Member of a Group                            (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                   OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                              Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                   Delaware
--------------------------------------------------------------------------------
Number of                           7)   Sole Voting   1,181,053 shares of
Shares Beneficially                      Power         Common Stock
Owned by Each                                          (including shares
Reporting Person:                                      issuable upon
                                                       exercise of
                                                       warrants)
                                    --------------------------------------------
                                    8)   Shared Voting
                                         Power              -0-
                                    --------------------------------------------
                                    9)   Sole Disposi- 1,181,053 shares of
                                         tive Power    Common Stock
                                                       (including shares
                                                       issuable upon
                                                       exercise of
                                                       warrants)
                                    --------------------------------------------
                                    10)  Shared Dis-
                                         positive Power     -0-
                                    --------------------------------------------

CUSIP NO. 005018 10 6                                       Page 3 of 41 Pages

11)  Aggregate Amount Beneficially                     1,181,053 shares of
     Owned by Each Reporting Person                    Common Stock
                                                       (including shares
                                                       issuable upon
                                                       exercise of
                                                       warrants)
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                    13.3%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                        PN

CUSIP NO. 005018 10 6                                       Page 4 of 41 Pages

1)   Name of Reporting Person                     WCAS Information
     S.S. or I.R.S. Identification                Partners, L.P.
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                         (a) [X]
     if a Member of a Group                            (b) [ ]

3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                   OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                              Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                   Delaware
--------------------------------------------------------------------------------
Number of                           7)   Sole Voting   14,113 shares of
Shares Beneficially                      Power         Common Stock
Owned by Each                                          (including shares
Reporting Person:                                      issuable upon
                                                       exercise of
                                                       warrants)
                                    --------------------------------------------
                                    8)   Shared Voting
                                         Power              -0-
                                    --------------------------------------------
                                    9)   Sole Disposi- 14,113 shares of
                                         tive Power    Common Stock
                                                       (including shares
                                                       issuable upon
                                                       exercise of
                                                       warrants)
                                    --------------------------------------------
                                    10)  Shared Dis-
                                         positive Power     -0-
                                    --------------------------------------------

CUSIP NO. 005018 10 6                                       Page 5 of 41 Pages


11)  Aggregate Amount Beneficially                     14,113 shares of
     Owned by Each Reporting Person                    Common Stock
                                                       (including shares
                                                       issuable upon
                                                       exercise of
                                                       warrants)
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                    0.2%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                            PN
--------------------------------------------------------------------------------

CUSIP NO. 005018 10 6                                       Page 6 of 41 Pages


                                  Schedule 13D
                                  ------------

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Level 8 Systems, Inc., a New York corporation ("Level 8" or the "Issuer"). The principal executive offices of the Issuer are located at 1250 Broadway, 35th Floor, New York, New York 10001.

Item 2.   Identity and Background.
          -----------------------

          (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VI, L.P., a Delaware limited partnership ("WCAS VI") and WCAS Information Partners, L.P., a Delaware limited partnership ("WCAS IP"). WCAS VI and WCAS IP are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement between the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          WCAS VI
          -------

          (b)-(c) WCAS VI is a Delaware limited partnership. The principal business of WCAS VI is that of a private investment partnership. The sole general partner of WCAS VI is WCAS VI Partners, L.P., a Delaware limited partnership ("VI Partners"). The principal business of VI Partners is that of acting as the general partner of WCAS VI. The principal business and principal office address of WCAS VI, VI Partners and the general partners of VI Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VI Partners are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS IP
          -------

          (b)-(c) WCAS IP is a Delaware limited partnership. The principal business of WCAS IP is that of a private investment partnership. The sole general partner of WCAS IP is WCAS INFO Partners, a Delaware general partnership ("INFO Partners"). The principal business of INFO Partners is that of acting as the general partner of WCAS IP. The principal business and principal

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CUSIP NO. 005018 10 6                                       Page 7 of 41 Pages

office address of WCAS IP, INFO Partners and the general partners of INFO Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of INFO Partners are citizens of the United States, and their respective principal occupations are set forth below.

General Partners                    Occupation
----------------                    ----------

Patrick J. Welsh           General Partner, VI Partners

Russell L. Carson          General Partner, VI Partners

Bruce K. Anderson          General Partner, VI Partners and INFO
                           Partners

Thomas E. McInerney        General Partner, VI Partners and INFO
                           Partners

Andrew M. Paul             General Partner, VI Partners

Laura VanBuren             General Partner, VI Partners

Robert A. Minicucci        General Partner, VI Partners

Anthony J. deNicola        General Partner, VI Partners

Paul B. Queally            General Partner, VI Partners

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds and Other Consideration.
          --------------------------------------------------

          On December 31, 1998 Level 8 issued to WCAS VI and WCAS IP (i) an aggregate 956,134 shares of Common Stock and (ii) warrants to purchase an aggregate of up to 239,032 shares of Common Stock for $12.00 per share pursuant to an Agreement dated November 23, 1998 between Level 8 and the parties named therein

CUSIP NO. 005018 10 6                                       Page 8 of 41 Pages

(the "WCAS Parties"), including WCAS VI and WCAS IP (the "Agreement"). A copy of the Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. As further described in the Agreement, the Common Stock and warrants were issued to the Reporting Persons in connection with the proposed acquisition by Level 8 of Seer Technologies, Inc., a Delaware corporation ("Seer"), as consideration for the assignment and transfer to Level 8 of all of the shares of capital stock, and rights to acquire shares of capital stock, of Seer that were owned by the Reporting Persons. The individual general partners of the respective general partners of the Reporting Persons also received Common Stock and warrants as WCAS Parties.

Item 4.   Purpose of Transaction.
          ----------------------

          The purpose of the transaction described in Item 3 was to provide for the acquisition by Level 8 of all of the shares of capital stock, and rights to acquire shares of capital stock, of Seer that were owned by the Reporting Persons. The Reporting Persons acquired the Common Stock and warrants of Level 8 for investment purposes.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The following information is based on a total of 8,658,231 shares of Common Stock outstanding as of January 7, 1999, and gives effect to the exercise of all presently-exercisable warrants held by the persons named below:

          (a)

          WCAS VI and VI Partners
          -----------------------

          WCAS VI owns 1,181,053 shares of Common Stock, or approximately 13.3% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

          WCAS IP and INFO Partners
          -------------------------

          WCAS IP owns 14,113 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          General Partners of VI Partners and INFO Partners
          -------------------------------------------------

          (i) Patrick J. Welsh owns directly 7,056 shares of

CUSIP NO. 005018 10 6                                       Page 9 of 41 Pages


     Common Stock and indirectly, in three trusts for the benefit of his minor children, 3,024 shares of Common Stock, or, in the aggregate, approximately 0.1% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 10,080 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 10,080 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

          (iv) Andrew M. Paul owns 2,419 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Thomas E. McInerney owns 2,016 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Laura VanBuren owns 403 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Robert A. Minicucci owns 5,040 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Anthony J. deNicola owns 605 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of each of VI Partners and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VI and WCAS IP, respectively. Each of the general partners of VI Partners and INFO Partners disclaims beneficial ownership of all securities other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner of VI Partners and/or INFO Partners, as the case may be, in the shares owned by WCAS VI and/or WCAS IP.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Issuer's securities in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares owned by WCAS VI or WCAS IP.

          (e) Not Applicable.

CUSIP NO. 005018 10 6                                       Page 10 of 41 Pages


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Pursuant to the Agreement, prior to January 1, 2001, at any meeting of shareholders of Level 8, each WCAS Party shall grant a proxy to one or more individuals named by Level 8 to vote all of that WCAS Party's shares of Common Stock acquired under the Agreement. Also pursuant to the Agreement, prior to January 1, 2001, no WCAS Party may sell, exchange or otherwise assign any of its shares of Common Stock acquired under the Agreement without the prior written consent of Level 8, except for the transfer to a partner or affiliate of a WCAS Party who agrees to be bound by the provisions of the Agreement.

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Exhibit A - Group Agreement (Appears at Page 12)

          Exhibit B - Agreement (Appears at Page 13)

CUSIP NO. 005018 10 6                                       Page 11 of 41 Pages



                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 1999


                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P., General Partner


                                    By:  /s/ Laura Van Buren
                                       ----------------------
                                         General Partner


                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General Partner


                                    By:  /s/ Laura VanBuren
                                       ---------------------
                                         Attorney-in-Fact

CUSIP NO. 005018 10 6                                       Page 12 of 41 Pages




                                                                       EXHIBIT A
                                                                       ---------
                                    AGREEMENT
                                       OF
                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.,
                       AND WCAS INFORMATION PARTNERS, L.P.

                            Pursuant to Rule 13d-1(k)
                            -------------------------


          The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 11, 1999


                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P., General Partner


                                    By:  /s/ Laura Van Buren
                                       ----------------------
                                         General Partner


                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General Partner


                                    By:  /s/ Laura VanBuren
                                       ---------------------
                                         Attorney-in-Fact

CUSIP NO. 005018 10 6                                       Page 13 of 41 Pages


                                                                       EXHIBIT B
                                                                       ---------

                                    AGREEMENT

                             Dated November 23, 1998
                             -----------------------

     The parties to this agreement are Level 8 Systems, Inc., a New York corporation ("Level 8"), and the parties listed under "WCAS Parties" at the end of this agreement (each, a "WCAS Party" and, collectively, the "WCAS Parties").

     The parties wish to provide for the acquisition by Level 8 of all the shares of capital stock of Seer Technologies, Inc., a Delaware corporation (the "Company"), the WCAS Parties own, and all the rights the WCAS Parties have to acquire shares of capital stock of the Company (collectively, the "WCAS Securities") on the terms set forth in this agreement.

     Accordingly, the parties agree as follows:

     1. Exchange. At the Closing (as defined in section 2), (a) each WCAS Party shall (i) assign and transfer to Level 8 or a subsidiary of Level 8 all the WCAS Securities now owned or acquired by it prior to the Closing, free and clear of any adverse claim, and (ii) contribute to the capital of the Company, or cause to be contributed to the capital of the Company, the percentage of the amount referred to in section 7.1(d) set forth beside its name on schedule 7.1(g), and, in consideration therefor, (b) Level 8 shall issue to the WCAS Parties an aggregate of 1,000,000 shares of common stock of Level 8 (the "Level 8 Shares") and warrants (the "Level 8 Warrants") to purchase an aggregate of up to 250,000 Level 8 Shares for $12.00 a share (which may be paid in cash or by reducing the number of Level 8 Warrants as provided in clause (ii)(B) of the first sentence of paragraph 1(b) of exhibit 8.2(a)) at any time before 5:00 p.m., New York time, on the fourth anniversary of the Closing, free and clear of any adverse claim.

     2. Closing. The closing of the transactions contemplated by section 1 (the "Closing") shall take place at 10:00 a.m., New York time, at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, on the third business day following the fulfillment of all the conditions specified in sections 7.1(h) and (k) and 7.2(d) and (f). At the Closing, the parties shall execute and deliver, or use all reasonable efforts to cause to be executed and delivered, the documents and other items referred to in section 8.

     3. Termination. If the Closing shall not have occurred on or before January 31, 1999, Level 8 or the WCAS Parties may terminate this

CUSIP NO. 005018 10 6                                       Page 14 of 41 Pages

agreement by notice given to the others. However, the termination of this agreement pursuant to the preceding sentence shall not relieve a party of liability for any breach of warranty or agreement, or misrepresentation, prior to such termination.

     4. Representation and Warranties of the WCAS Parties. Each WCAS Party, severally and not jointly, represents and warrants to Level 8 with respect to itself as follows:

     4.1. Authority. Each WCAS Party has the full authority to execute, deliver and perform this agreement, and this agreement constitutes the valid and binding obligation of that WCAS Party, enforceable against it in accordance with its terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

     4.2. Consents of Third Parties. The execution, delivery and performance of this agreement by each WCAS Party will not: (a) violate or conflict with that WCAS Party's partnership agreement; (b) conflict with, or result in the breach of, or constitute a default under, any lease, agreement, commitment or other instrument to which that WCAS Party is a party or by which that WCAS Party or its properties are bound; or (c) constitute a violation of any law, regulation, order, writ, judgment, injunction or decree applicable to that WCAS Party or any of that WCAS Party's properties or require any governmental consent or approval.

     4.3. WCAS Securities. Each WCAS Party owns all the WCAS Securities to be assigned and transferred by it to Level 8 under section 1. The shares of capital stock of the Company included in the WCAS Securities to be assigned and transferred to Level 8 under section 1 are duly authorized, validly issued, fully paid and non-assessable, and free and clear of any adverse claim.

     4.4. Litigation. To the best of the knowledge of each WCAS Party, there is no judicial or administrative action, proceeding or investigation pending or threatened against it or the Company that questions the validity of this agreement or any action taken or to be taken by it in connection with this agreement.

     4.5. Investment. Each WCAS Party will be acquiring the Level 8 Shares and Level 8 Warrants, and any Level 8 Share issuable upon exercise of the Level 8 Warrants, for investment purposes and not with a view to resale or distribution in violation of applicable securities laws.

CUSIP NO. 005018 10 6                                       Page 15 of 41 Pages

     4.6. Related Party Transactions. Except as set forth in the Company's proxy statement for the Company's last annual meeting or in the Company's reports filed with the Securities and Exchange Commission (the "SEC") pursuant to section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and except as provided in section 6.6, neither the Company nor any of its subsidiaries has engaged in any transaction with any WCAS Party or any affiliate of any WCAS Party since September 30, 1995.

     5. Representations and Warranties of Level 8. Level 8 represents and warrants to the WCAS Parties as follows:

     5.1. Authorization. The execution, delivery and performance of this agreement and the Level 8 Warrants by Level 8 have been duly authorized by all necessary corporate action of Level 8, and this agreement constitutes, and, upon execution and delivery of the Level 8 Warrants, the Level 8 Warrants will constitute, the valid and binding obligations of Level 8, enforceable against it in accordance with their respective terms, except to the extent enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights in general and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

     5.2. Consents of Third Parties. The execution, delivery and performance of this agreement and the Level 8 Warrants by Level 8 will not: (a) violate or conflict with the certificate of incorporation or by-laws of Level 8; (b) conflict with, or result in the breach of, or constitute a default under, any lease, agreement, commitment or other instrument to which Level 8 or any of its subsidiaries is a party or by which Level 8's or such subsidiaries' properties are bound; or (c) constitute a violation of any law, regulation, order, writ, judgment, injunction or decree applicable to Level 8 or any of its subsidiaries or Level 8's or such subsidiaries' properties or require any governmental consent or approval.

     5.3. Litigation. To the best of the knowledge of Level 8, there is no judicial or administrative action, proceeding or investigation pending or threatened that questions the validity of this agreement or the Level 8 Warrants or any action taken or to be taken by Level 8 in connection with this agreement or the Level 8 Warrants.

     5.4. Investment. Level 8 will be acquiring the WCAS Securities for investment purposes and not with a view to resale or distribution in violation of applicable securities laws.

     6.   Certain Agreements.

     6.1. Access to Information. Prior to the Closing, each WCAS Party

CUSIP NO. 005018 10 6                                       Page 16 of 41 Pages

shall use reasonable efforts to enable Level 8 to make such additional investigation of the business and properties of the Company and its subsidiaries as Level 8 may wish, and, upon reasonable notice, to cause the Company to give Level 8 and its counsel, accountants and other representatives reasonable access, during normal business hours throughout the period prior to the Closing, to the property, books, agreements, records, files and personnel of the Company and its subsidiaries and to cause the Company to furnish Level 8 during that period copies of documents and information concerning the Company and its subsidiaries as Level 8 may reasonably request. Level 8 shall, and shall cause its counsel, accountants and other agents and representatives to, hold all such information and documents in accordance with and subject to the terms of the confidentiality agreement previously executed by Level 8 with respect to this transaction.

     6.2. Conduct of the Business Pending the Closing. Prior to the Closing, each WCAS Party shall use reasonable efforts to cause the Company and its subsidiaries to comply with the following provisions:

     6.2.1. The Company and its subsidiaries shall operate their businesses in the ordinary course consistent with past practice, and shall not take any extraordinary action or make any extraordinary commitment (including the adoption of any material employee benefit plan or benefit arrangement or the acquisition, disposition or winding-up of a business) without the prior approval of Level 8.

     6.2.2. The Company shall promptly notify Level 8 of, and furnish Level 8 any information Level 8 may reasonably request with respect to the occurrence of, any event or the existence of any facts that would result in the information in the Company's filings with the SEC since September 30, 1997, taken as a whole (the "SEC Information"), containing any misstatement of a material fact, or omitting to state a material fact, about the Company and its subsidiaries, as if the filings were made at any time on or after the date of this agreement.

     6.2.3. The Company shall not declare, set aside or pay any dividends or other distributions in respect of its shares of capital stock, redeem, purchase or otherwise acquire any shares of its capital stock or issue, sell or encumber any shares of its capital stock or forgive any of its indebtedness.

     6.2.4. The Company shall not amend its certificate of incorporation or by-laws or enter into any merger or consolidation agreement.

     6.2.5. Except as contemplated by this agreement, neither the Company nor its subsidiaries shall amend any of their loan agreements or incur any indebtedness for borrowed money (other than under their

CUSIP NO. 005018 10 6                                       Page 17 of 41 Pages

existing loan agreements).

     6.3. Governmental Filings. Prior to the Closing, as promptly as practicable, each party shall make, or cause to be made, and shall cooperate with each other party in making, all required governmental filings, including, without limitation, all appropriate filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), in order to carry out this agreement, and shall take, or cause to be taken, such further action as may reasonably be required in connection therewith.

     6.4. Acquisition of Minority.

     6.4.1. Immediately after the Closing, Level 8 shall, or shall cause a subsidiary (the "Sub") to, commence (within the meaning of Rule 14d-2 under the Exchange Act) an offer to purchase all the outstanding shares of common stock of the Company (other than the WCAS Securities) at a price of $0.35 a share, net to the seller in cash (the "Offer"), and, subject to the conditions of the Offer, shall use all reasonable efforts to make and consummate the Offer as promptly as permitted by law. The obligation of Level 8 or the Sub to consummate the Offer and accept for payment and pay for any shares tendered pursuant to the Offer shall be subject to the conditions set forth in schedule 6.4.1.

     6.4.2. Neither Level 8 nor the Sub shall, without the prior written consent of the WCAS Parties, decrease the amount or change the form of consideration payable in the Offer or decrease the number of shares sought pursuant to the Offer, change the conditions of the Offer or impose any additional conditions of the Offer. The conditions of the Offer are for the sole benefit of Level 8 or the Sub and may be asserted by Level 8 or the Sub regardless of the circumstances giving rise to the non-fulfillment of any such conditions or may be waived by Level 8 or the Sub in whole or in part.

     6.4.3. As soon as practicable on the date of commencement of the Offer, Level 8 or the Sub shall file with the SEC (i) a Tender Offer Statement on
Schedule 14D-1 with respect to the Offer, which will contain the offer to purchase and form of the related letter of transmittal (which, together with any supplements or amendments to those documents, are collectively referred to as the "Offer Documents"), and (ii) Rule 13E-3 Transaction Statement on Schedule 13E-3 (which, as amended or supplemented, is referred to as the "Schedule 13E-3") with respect to the Offer. Level 8 or the Sub shall cause the Offer Documents and the Schedule 13E-3 to comply in all material respects with the provisions of applicable federal securities laws and, on the date filed with the SEC and on the date first published, sent or given to the Company's shareholders, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make

CUSIP NO. 005018 10 6                                       Page 18 of 41 Pages

the statements therein, in light of the circumstances under which they are made, not misleading (except that neither shall be responsible with respect to information supplied by the Company or any WCAS Party in writing specifically for inclusion in the Offer Documents). Level 8 shall promptly correct any information provided by it for use in the Offer Documents and the Schedule 13E-3, if and to the extent such information shall have become false or misleading in any material respect, and Level 8 or the Sub shall take all steps necessary to cause the Offer Documents and the Schedule 13E-3 as so corrected to be filed with the SEC and to be disseminated to holders of shares, in each case as and to the extent required by applicable federal securities laws.

     6.4.4. Level 8 shall, or shall cause the Sub to, use its best efforts to acquire as promptly as practicable after the completion of the Offer, through a merger, all the outstanding shares of common stock of the Company it shall not have acquired at the Closing or in the Offer for $0.35 a share, in cash.

     6.4.5. The Company and its shareholders are intended beneficiaries of this section 6.4.

     6.5. Other Pre-Closing Action. Each party shall use reasonable efforts to cause the fulfillment as soon as practicable of all the conditions to its obligation to consummate the transactions under section 1.

     6.6. Expenses. Each party shall bear its own expenses in connection with this agreement and all obligations to be performed by it under this agreement, except that it is understood and agreed that the Company shall bear up to $75,000 of the expenses of the WCAS Parties in connection with this agreement and their obligations to be performed under this agreement.

     6.7. Publicity. Without otherwise limiting any party's rights under this agreement or otherwise, prior to the Closing (or, if earlier, the termination of this agreement), each party shall consult with and obtain the consent of the other parties before issuing any press release or making any similar public disclosure concerning this agreement or the transactions referred to in this agreement, unless, in the reasonable judgment of the party issuing the release or making the disclosure, the release or disclosure is required as a matter of law (in which case it shall consult as set forth above before issuing the release or making the disclosure).

     6.8. Transfer Taxes. Each party shall pay all sales, stock transfer and other similar taxes and fees in respect of the transfer of securities by it under this agreement.

     6.9. Other Transactions. Each WCAS Party agrees that, prior to

CUSIP NO. 005018 10 6                                       Page 19 of 41 Pages

the Closing (or, if earlier, the termination of this agreement), it shall not, and shall use reasonable efforts not to permit its officers, directors or other agents (collectively, the "Agents"), directly or indirectly, to (a) take any action to solicit, initiate, encourage, accept or agree to any Acquisition Proposal (as defined below), (b) engage in negotiations with any person or entity that, to the best of its, his or her knowledge, may be considering making, or has made, an Acquisition Proposal or (c) except in accordance with section 6.7, disclose any non-public information relating to the Company or afford access to the assets, books or records of the Company to any person or entity that, to the best of its, his or her knowledge, may be considering making, or has made, an Acquisition Proposal. As used in this section 6.9, the term "Acquisition Proposal" means any offer or proposal for, or any indication of interest in, any merger or other business combination involving the Company, or the acquisition of any equity interest in, or any material portion of the assets of, the Company, other than the transactions contemplated by this agreement.

     7.   Conditions to Closing.

     7.1. Conditions to Obligation of Level 8. The obligation of Level 8 to consummate the transactions under section 1 is subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by Level 8):

          (a) the representations and warranties of each WCAS Party to Level 8 shall be true and correct in all material respects at and as of the time of the Closing with the same effect as though made again at and as of that time;

          (b) the agreements to be performed or complied with by each WCAS Party and the Company prior to or at the Closing shall have been performed and complied with by them;

          (c) each WCAS Party shall have furnished Level 8 with a certificate (dated the date of the Closing) with respect to itself to the effect set forth in clauses (a) and (b) above;

          (d) the WCAS Parties shall have contributed to the capital of the Company, or caused to be contributed to the capital of the Company, an aggregate amount equal to the lesser of $17,000,000 or the amount of the Company's outstanding liabilities and obligations to NationsBank, N.A. (the "Bank") at the Closing (which amount shall not be less than the amount outstanding at the close of business on November 18, 1998), which the Company shall use at the Closing to pay all such liabilities and obligations to the Bank;

          (e) each WCAS Party shall have executed and delivered to the Company a release of all claims arising out of the contributions and

CUSIP NO. 005018 10 6                                       Page 20 of 41 Pages

payment referred to in clause (d) above in form and substance satisfactory to Level 8;

          (f) the Company and Greyrock Capital shall have executed and delivered documents and instruments that reflect the terms set forth in schedule 7.1(f) in form and substance satisfactory to Level 8;

          (g) the Company's authorized capital stock shall be comprised of 30,000,000 shares of common stock, 11,980,633 of which shall be outstanding, and 10,000,000 shares of preferred stock, of which 2,094,143 shares of Series A Preferred Stock and 1,762,115 shares of Series B Preferred Stock shall be outstanding. The WCAS Parties shall own the numbers of each class and series of capital stock of the Company set forth on schedule 7.1(g). There shall be no other outstanding shares or options or rights of any kind to acquire any shares of any class of securities or any securities convertible into any shares of any class of securities of the Company, nor shall there be any obligations to issue any such options, rights or securities;

          (h) Level 8 shall have received not less than $12,000,000 from Liraz Systems Ltd. ("Liraz") to fund the obligations under section 9.1;

          (i) there shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction in any action or proceeding against the consummation of the transactions under this agreement;

          (j) the SEC Information shall not contain any misstatement of a material fact, or omit to state a material fact, about the Company and its subsidiaries, as if the SEC Information were stated again as of the Closing, and there shall have been no material adverse change in the business of the Company and its subsidiaries taken as a whole since September 30, 1998; and

          (k) the waiting period under the HSR Act shall have expired or terminated.

     7.2. Conditions to Obligations of the WCAS Parties. The obligations of the WCAS Parties to consummate the transactions under section 1 are subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the WCAS Parties):

          (a) the representations and warranties of Level 8 to the WCAS Parties shall be true and correct in all material respects at and as of the time of the Closing with the same effect as though made again at and as of that time;

CUSIP NO. 005018 10 6                                       Page 21 of 41 Pages

          (b) the agreements to be performed or complied with by Level 8 prior to or at the Closing shall have been performed and complied with by Level 8;

          (c) Level 8 shall have furnished each WCAS Party with a certificate (dated the date of the Closing) to the effect set forth in clauses (a) and (b) above;

          (d) Level 8 shall have received not less than $12,000,000 from Liraz to fund the obligations under section 9.1;

          (e) there shall not be in effect any injunction or restraining order issued by a court of competent jurisdiction in any action or proceeding against the consummation of the transactions under this agreement;

          (f) the waiting period under the HSR Act shall have expired or terminated; and

          (g) the WCAS Parties shall have received a release from the Bank from all liabilities and obligations to the Bank in respect of the Company's and its subsidiaries' liabilities and obligations to the Bank, which release shall be in form and substance reasonably satisfactory to the WCAS Parties.

     8.   Documents and Items to be Delivered at the Closing.

     8.1. Documents and Items to be Delivered by the WCAS Parties. At the Closing, the respective WCAS Parties shall deliver, or cause to be delivered, to Level 8 the following:

          (a) stock certificates evidencing all their respective WCAS Securities, duly endorsed in blank or accompanied by stock transfer powers, and with all required stock transfer tax stamps attached;

          (b) the respective certificates referred to in section 7.1(c);

          (c) the respective releases referred to in section 7.1(e); and

          (d) evidence of the payment referred to in section 7.1(d).

     8.2. Documents and Items to be Delivered by Level 8. At the Closing, Level 8 shall deliver, or cause to be delivered, to the WCAS Parties, the following:

          (a) stock certificates representing the Level 8 Shares and the Level 8 Warrants (in the form of exhibit 8.2(a)) referred to in

CUSIP NO. 005018 10 6                                       Page 22 of 41 Pages

section 1 in the names and denominations set forth in schedule 8.2(a);

          (b) the certificate referred to in section 7.2(c); and

          (c) evidence of its receipt of the funds referred to in section
7.2(d).

     9.   Post-Closing Agreements.

     9.1. Funding of the Company. Immediately after the Closing, Level 8 shall provide the Company with $12,000,000 in the form of a capital contribution or a long-term loan.

     9.2. Transactions with the Company. Prior to the consummation of the merger referred to in section 6.4.4, Level 8 shall not engage in any transaction with the Company on terms less favorable to the Company than the terms on which an unaffiliated third party would engage in such transaction.

     9.3. Voting and Transfer Restrictions.

     9.3.1. Prior to January 1, 2001 (the "Outside Date"), at any meeting of shareholders of Level 8, each WCAS Party shall grant a proxy to one or more individuals named by Level 8 from time to time to vote all that WCAS Party's Level 8 Shares as Level 8 may from time to time request by notice given to that WCAS Party not fewer than three business days before a particular meeting.

     9.3.2. Prior to the Outside Date, no WCAS Party may sell, exchange or otherwise assign or transfer any Level 8 Shares without the prior written consent of Level 8. Nothing in the preceding sentence, however, shall be deemed to prohibit any transfer of any Level 8 Shares to a partner or affiliate of a WCAS Party, as long as that partner or affiliate agrees to be bound by the provisions of this section 9.3.

     9.3.3. All certificates evidencing Level 8 Shares issued under this agreement or upon exercise of the Level 8 Warrants shall bear the following legends:

                  "The shares evidenced by this certificate were issued in a transaction exempt from the registration requirements of the Securities Act of 1933, and such shares may not be transferred in the absence of an opinion of counsel satisfactory to the Company that such transfer may be effected without registration under the Securities Act of 1933."

                  "The voting and transfer of the shares evidenced by

CUSIP NO. 005018 10 6                                       Page 23 of 41 Pages

                  this certificate are subject to the provisions of an agreement dated November 23, 1998, a copy of which is on file at the office of the Company."

     9.3.4. If, at any time before the Outside Date, Level 8 determines to file a registration statement under the Securities Act of 1933 for an underwritten sale to the public of shares of its common stock in whole or in part by any of Level 8's shareholders, Level 8 shall, each such time, promptly give each WCAS Party written notice of its intent to file a registration statement and shall include all shares held by any WCAS Party with respect to which Level 8 has received a written request within 15 days after Level 8 has given notice to the WCAS Party as set forth above specifying the number of shares to be included. Notwithstanding the foregoing, however, in connection with any such offering, Level 8 shall not be required to include a WCAS Party's shares in the offering, unless the WCAS Party shall have accepted the terms of the underwriting and then only in such quantity as will not, in the written opinion of the underwriter, exceed the maximum number of shares that can be marketed without materially and adversely affecting the offering. If, as a consequence of the provisions of the preceding sentence, the number of a WCAS Party's shares included in the offering is reduced, such reduction shall be made pro rata among the shareholders to be included in the offering on the basis of the percentage of shares of the shareholders to be included, and the percentage of the reduction shall not be more than the percentage of reduction applicable to any other selling shareholder in the offering. The rights with respect to such offering by any WCAS Party whose shares are included shall not be less, and the obligations with respect to such offering by any such WCAS Party shall not be greater, than those of any other shareholder whose shares are included in such offering.

     9.4. Related Party Transactions. Until the earlier of the Outside Date or the first date on which the WCAS Parties no longer beneficially own (as defined in the rules under the Exchange Act) at least 50% of the shares of common stock of Level 8 represented by the Level 8 Shares and the Level 8 Shares issuable upon exercise of the Level 8 Warrants issued pursuant to section 1, Level 8 shall not, and shall not permit any of its subsidiaries to, engage in any transaction with Liraz or any affiliate of Liraz on terms less favorable to Level 8 or any such subsidiary than the terms on which an unaffiliated third party would engage in such transaction.

     9.5. Further Assurances. From time to time after the Closing, each party shall take such action and execute and deliver such documents as the others may reasonably request to carry out the transactions contemplated by this agreement.

     9.6. D&O Matters.

CUSIP NO. 005018 10 6                                       Page 24 of 41 Pages

     9.6.1. Level 8 agrees that, for a period of six years after the Closing and except to the extent otherwise required by law, it shall cause the certificate of incorporation and by-laws of the Company to contain provisions with respect to indemnification and exculpation from liability no less favorable to the individuals who, on or prior to the Closing, were directors, officers, employees or agents of the Company (collectively, the "Indemnified Parties") than those set forth in the Company's certificate of incorporation and by-laws in effect immediately before the Closing.

     9.6.2. For a period of six years after the Closing, Level 8 shall use all reasonable efforts to cause the Company to maintain directors' and officers' liability insurance covering those Indemnified Parties who are currently covered by the Company's directors' and officers' liability insurance policy on terms no less favorable to those Indemnified Parties than the terms of the insurance coverage in effect on the date of the Closing for Level 8's own directors and officers.

     9.6.3. The Indemnified Parties and the Company are intended beneficiaries of this section 9.6.

     10.  Indemnification.

     10.1. General.

     10.1.1. Subject to the provisions of this section 10, each WCAS Party shall indemnify and hold Level 8 harmless from and against all losses, liabilities, damages and expenses (including reasonable attorneys' fees) resulting from any breach of warranty or agreement, or any misrepresentation, by it under this agreement.

     10.1.2. Subject to the provisions of this section 10, Level 8 shall indemnify and hold each WCAS Party harmless from and against all losses, liabilities, damages and expenses (including reasonable attorneys' fees) resulting from any breach of warranty or agreement, or any misrepresentation, by it under this agreement.

     10.2. Exclusivity. Except as specifically set forth in this agreement, no party to this agreement has made, or shall have liability for, any representation, warranty or agreement, express or implied, in connection with the transactions contemplated by this agreement, including any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company or Level 8.

     10.3. Survival; Manner of Claims. The representations and warranties in this agreement shall survive the Closing. However, a party shall have no liability under this agreement for breach of

CUSIP NO. 005018 10 6                                       Page 25 of 41 Pages

warranty or misrepresentation, unless a claim therefor is asserted by another party in a written notice setting forth the representations and warranties with respect to which the claim is made, the facts giving rise to and the alleged basis for the claim and the amount of liability asserted by reason of the claim.

     10.4. Defense of Claims by Third Parties. If any claim is made against a party that, if sustained, would give rise to a liability of another party under this agreement, the party against whom the claim is made shall promptly cause notice of the claim to be delivered to the other party or parties and shall afford the other party or parties and its or their counsel, at its or their sole expense, the opportunity to defend or settle the claim. The failure to provide the notice referred to above shall not relieve the indemnifying party of liability under this agreement, except to the extent the indemnifying party has actually been prejudiced by such failure. If any claim is compromised or settled without the consent of the indemnifying party, no liability shall be imposed upon the indemnifying party by reason of the claim.





     11.  Miscellaneous.

     11.1. Finders. Each party represents and warrants to the others that it has not employed or utilized the services of any broker or finder in connection with this agreement or the transactions contemplated by this agreement.

     11.2. Governing Law. This agreement shall be governed by and construed in accordance with the law of the state of New York, without giving effect to its conflicts of law principles.

     11.3. Headings. The section headings of this agreement are for reference purposes only, and are to be given no effect in the construction or interpretation of this agreement.

     11.4. Notices. All notices and other communications under this agreement shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) facsimile transmission; (c) registered or certified mail, postage prepaid, return receipt requested; or (d) overnight delivery service. Notices shall be sent to the appropriate party at its address or facsimile number given below (or at such other address or facsimile number for such party as shall be specified by notice given under this section 11.4):

CUSIP NO. 005018 10 6                                       Page 26 of 41 Pages

          (a)              if to a WCAS Party, to:

                           c/o Welsh, Carson, Anderson & Stowe
                           320 Park Avenue
                           New York, New York 10022-6815
                           Fax no.:  (212) 893-9563
                           Attention:  Robert A. Minicucci

                           with a copy to:

                           Reboul, MacMurray, Hewitt, Maynard &
                              Kristol
                           45 Rockefeller Plaza
                           New York, New York 10011
                           Fax no.:  (212) 841-5725
                           Attention:  Robert A. Schwed, Esq.


                  (b)      if to Level 8, to:

                           Level 8 Systems, Inc.
                           1250 Broadway, 35th Floor
                           New York, New York  10001
                           Fax no.:  (212) 760-2327


                           with a copy to:

                           Proskauer Rose LLP
                           1585 Broadway
                           New York, New York  10036
                           Fax no.:  (212) 969-2900
                           Attention:  Edward W. Kerson, Esq.


All such notices and communications shall be deemed received upon (a) actual receipt by the addressee, (b) actual delivery to the appropriate address or (c) in the case of a facsimile transmission, upon transmission by the sender and issuance by the transmitting machine of a confirmation slip confirming that the number of pages constituting the notice have been transmitted without error. In the case of noticed sent by facsimile transmission, the sender shall contemporaneously mail a copy of the notice to the addressee at the address provided for above. However, such mailing shall in no way alter the time at which the facsimile notice is deemed received.

     11.5. Separability. The invalidity or unenforceability of any provision of this agreement shall not affect the validity or enforceability of any other provision of this agreement, which shall

CUSIP NO. 005018 10 6                                       Page 27 of 41 Pages

remain in full force and effect.

     11.6. Waiver. Any party may waive compliance by any other party with any provision of this agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing and signed by the waiving party.

     11.7. Counterparts. This agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

CUSIP NO. 005018 10 6                                       Page 28 of 41 Pages

     11.8. Entire Agreement. This agreement (with its schedules and exhibits) contains, and is intended as, a complete statement of all the terms of the arrangements among the parties with respect to the matters provided for, supersedes all previous agreements and understandings among the parties with respect to those matters, cannot be changed or terminated orally and any amendment or modification must be in writing and signed by the parties to be charged.

                                             LEVEL 8 SYSTEMS, INC.


                                             By:
                                                ------------------------------


                                             WCAS PARTIES:

                                             WELSH, CARSON, ANDERSON
                                                & STOWE VI, L.P.

                                             By: WCAS VI Partners, L.P., General
                                                    Partner


                                             By:
                                                ------------------------------
                                                    General Partner


                                             WCAS INFORMATION PARTNERS, L.P.
                                             By: WCAS INFO Partners,
                                                    General Partner


                                             By:
                                                ------------------------------
                                                    General Partner


                                             WCAS CAPITAL PARTNERS II


                                             By:
                                                ------------------------------
                                                    General Partner





                                             ---------------------------------
                                                    Patrick J. Welsh

CUSIP NO. 005018 10 6                                       Page 29 of 41 Pages

                                             ---------------------------------
                                                    Russell L. Carson


                                             ---------------------------------
                                                    Bruce K. Anderson


                                             ---------------------------------
                                                    Richard H. Stowe


                                             ---------------------------------
                                                    Andrew M. Paul


                                             ---------------------------------
                                                    Thomas E. McInerney


                                             ---------------------------------
                                                    Laura Van Buren


                                             ---------------------------------
                                                    James B. Hoover


                                             ---------------------------------
                                             DELAWARE CHARTER TRUST CO., as
                                             Trustee for the Benefit of the
                                             IRA Rollover of Richard H. Stowe


                                             By:
                                                ------------------------------


                                             ---------------------------------
                                                    Anthony J. de Nicola



                                             DELAWARE CHARTER TRUST CO., as
                                               Trustee for the Benefit of the
                                               IRA Rollover of James B. Hoover


                                             By:
                                                ------------------------------

CUSIP NO. 005018 10 6                                       Page 30 of 41 Pages


                                             ---------------------------------
                                                    Robert A. Minicucci

                                             TRUST U/A DATED 11/26/84 for the
                                               Benefit of Eric Welsh (Carol
                                               Ann Welsh, Trustee)


                                             By:
                                                ------------------------------

                                             TRUST U/A DATED 11/26/84 for the
                                               Benefit of Randall Welsh (Carol
                                               Ann Welsh, Trustee)


                                             By:
                                                ------------------------------

                                             TRUST U/A DATED 11/26/84 for the
                                               Benefit of Jennifer Welsh (Carol
                                               Ann Welsh, Trustee)


                                             By:
                                                ------------------------------


                                             ---------------------------------
                                                    David F. Bellet

                                             REBOUL, MACMURRAY, HEWITT,
                                               MAYNARD & KRISTOL


                                             By:
                                                ------------------------------

CUSIP NO. 005018 10 6                                       Page 31 of 41 Pages

                                 Schedule 6.4.1

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Level 8's or the Sub's right to amend the Offer at any time in its sole discretion, but subject to the provisions of section 6.4 of the agreement to which this schedule 6.4.1 is attached (the "Agreement") (terms used herein and not otherwise defined having the meanings ascribed to such terms in the Agreement), neither Level 8 nor the Sub shall be required to accept for payment, or pay for, and may delay the acceptance for payment, or the payment, of, any tendered shares of common stock of the Company, if, at or before the time of payment for any such shares (whether or not any shares have theretofore been accepted for payment or paid for pursuant to the Offer), (a) the Closing shall not have occurred or (b) there shall have been any action or position taken, or threatened, or any statute, rule, regulation, judgment, order or injunction promulgated, enacted, entered or enforced, by any state, federal or foreign government or governmental authority or by any court, domestic or foreign, that may reasonably be expected to (i) make the acceptance for payment of, or the payment for, some or all of the shares illegal or otherwise prohibited, or restrict or delay consummation of the Offer, (ii) impose limitations on the ability of Level 8 or the Sub to acquire or hold or to exercise effectively all rights of ownership of common stock of the Company, including, without limitation, the right to vote any shares of common stock of the Company purchased by either of them on all matters properly presented to the shareholders of the Company or (iii) prohibit or impose any material limitation on Level 8's or the Sub's ownership or operation of all or a material portion of the assets or business of the Company or any of its subsidiaries or affiliates.

CUSIP NO. 005018 10 6                                       Page 32 of 41 Pages


                                 Schedule 7.1(g)

                                                  Series A           Series B
                                                  Preferred          Preferred          Common             Percent-
                                                  Stock              Stock              Stock              age
                                                  -----              -----              -----              ---

Welsh, Carson, Anderson & Stowe                   1,978,643          1,664,920          6,335,132          94.4842%
VI, L.P.

WCAS Information Partners, L.P.                      23,643             19,895             74,446           1.1290%

WCAS Capital Partners II                                  0                  0            446,189                --

Patrick J. Welsh                                     11,822              9,947             37,225           0.5645%

Trust U/A dated 11/26/84 for                          1,688              1,421              5,317           0.0806%
the Benefit of Eric Welsh

Trust U/A dated 11/26/84 for                          1,688              1,421              5,317           0.0806%
the Benefit of Randall Welsh

Trust U/A dated 11/26/84 for                          1,688              1,421              5,317           0.0806%
the Benefit of Jennifer Welsh

Russell L. Carson                                    16,887             14,210             53,174           0.8064%

Bruce K. Anderson                                    16,887             14,210             58,174           0.8064%

Richard H. Stowe                                      6,753              5,683             12,761           0.3226%

Richard H. Stowe, as Trustee
for the Benefit of the IRA of                             0                  0              8,506                --
Richard H. Stowe

Andrew M. Paul                                        4,052              3,410             13,261           0.1935%

Thomas E. McInerney                                   3,377              2,842             11,635           0.1613%

Laura Van Buren                                         675                568              2,126           0.0322%

James B. Hoover                                       5,066              4,263             15,952           0.2419%

CUSIP NO. 005018 10 6                                       Page 33 of 41 Pages

Delaware Charter Trust Co., as
Trustee for the Benefit of the                        1,688              1,421              5,317           0.0806%
IRA Rollover of James B. Hoover

Robert A. Minicucci                                   8,443              7,105             26,587           0.4032%

Anthony J. deNicola                                   1,012                852              3,188           0.0484%

David F. Bellet                                       6,754              5,684             21,270           0.3227%

Reboul, MacMurray, Hewitt,                            3,377              2,842                              0.1613%
Maynard & Kristol                                                                               0
                                                  2,094,143          1,762,115          7,130,894         100.0000%
                                                  =========          =========          =========         ========

CUSIP NO. 005018 10 6                                       Page 34 of 41 Pages


                                 Schedule 8.2(a)

                                                                                 Common
                                                                                 Stock                      Warrants
                                                                                 -----                      --------

Welsh, Carson, Anderson & Stowe VI, L.P.                                           944,844                  236,209

WCAS Information Partners, L.P.                                                     11,290                    2,823

Patrick J. Welsh                                                                     5,645                    1,411

Trust U/A dated 11/26/84 for the Benefit of Eric Welsh                                 806                      202

Trust U/A dated 11/26/84 for the Benefit of Randall Welsh                              806                      202

Trust U/A dated 11/26/84 for the Benefit of Jennifer Welsh                             806                      202

Russell L. Carson                                                                    8,064                    2,016

Bruce K. Anderson                                                                    8,064                    2,016

Richard H. Stowe                                                                     3,225                      806

Richard H. Stowe, as Trustee for the Benefit of the IRA of
Richard H. Stowe                                                                        --                       --

Andrew M. Paul                                                                       1,935                      484

Thomas E. McInerney                                                                  1,613                      403

Laura Van Buren                                                                        322                       81

James B. Hoover                                                                      2,419                      605
Delaware Charter Trust Co., as Trustee for the Benefit of the
IRA Rollover of James B. Hoover                                                        806                      202

Robert A. Minicucci                                                                  4,032                    1,008

Anthony J. deNicola                                                                    484                      121

David F. Bellet                                                                      3,226                      806

Reboul, MacMurray, Hewitt, Maynard & Kristol                                         1,613                      403

                                                                                 1,000,000                  250,000
                                                                                 =========                  =======


CUSIP NO. 005018 10 6                                       Page 35 of 41 Pages

                                 Exhibit 8.2(a)

NEITHER THIS WARRANT NOR ANY SHARES ACQUIRED UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR UNDER ANY STATE SECURITIES LAWS. NEITHER THIS WARRANT NOR ANY SUCH SHARES MAY BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND STATE SECURITIES LAWS OR THE AVAILABILITY OF AN EXEMPTION FROM SUCH REGISTRATION.

Warrant No.                                   For the Purchase of         Shares
            --                                                    -------

                              LEVEL 8 SYSTEMS, INC.

                          COMMON STOCK PURCHASE WARRANT

     This certifies that, for value received,
                                              ----------------------------------
or its successors in interest, assigns or transferees (collectively, the "Warrant Holder") is entitled to subscribe for and purchase from Level 8
Systems, Inc., a New York corporation (the "Company"),        shares of the
                                                       ------
Company's common stock (the "Warrant Shares") for $12.00 a share. The number of Warrant Shares and the purchase price for each Warrant Share are subject to adjustment from time to time as provided in this Warrant (such purchase price, as so adjusted from time to time, the "Exercise Price").

     12.  Exercise.

          12.1. This Warrant may be exercised at any time and from time to time,

in whole or in part, on or prior to 5:00 p.m., New York time, on December 31, 2002.

          12.2. This Warrant may be exercised by the Warrant Holder, in whole or in part, by (i) delivering to the Company a duly executed notice of exercise in the form of annex A and (ii) at the Warrant Holder's option, either (A) delivering a check payable to (or wire transfer to the account of) the Company in an amount equal to the product of (1) the Exercise Price and (2) the number of Warrant Shares as to which this Warrant is being exercised (such product, the "Total Exercise Price") or (B) delivering to the Company a letter (the "Cashless Exercise Letter") pursuant to which the Warrant Holder surrenders a portion of the Warrant having a Deemed Value (as defined below) equal to the Total Exercise Price. For these purposes, (i) the term "Deemed Value" means the product of (A) an amount equal to (1) the Market Price (as defined below) of a share of the Company's common stock, reduced by (2) the Exercise Price, and (B) the number of Warrant Shares as to which the Warrant is then being surrendered pursuant to the Cashless Exercise Letter, and (ii) the term "Market Price" means the average market price of the Company's common stock on the 20 trading days preceding the date of exercise; if the common stock at the time is listed on any national securities exchange, the Market Price on any day shall be the last sale price of the common stock on that day; if the common stock is not so listed but is traded on NASDAQ, the Market Price on any day shall be the last reported sale price on that day, or, if no sale price shall have been reported, the mean between the bid and asked prices on that day, all as reported in the Wall Street Journal.

CUSIP NO. 005018 10 6                                       Page 36 of 41 Pages

          12.3. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of delivery of a duly executed notice of exercise, together with the amount (in cash or by delivering the Cashless Exercise Letter) payable or deliverable upon exercise of this Warrant. Thereafter, the rights of the Warrant Holder, as such, with respect to the number of Warrant Shares as to which this Warrant is being exercised (and, if applicable, surrendered as payment pursuant to the Cashless Exercise Letter) shall cease, and the Warrant Holder shall be deemed to be the record holder of the shares of common stock issuable upon such exercise. As soon as practicable after the exercise of this Warrant, the Company shall issue in the name of and deliver to the Warrant Holder, or as the Warrant Holder (upon payment by the Warrant Holder of any applicable transfer taxes) may direct, a certificate or certificates for the number of fully paid and nonassessable shares of common stock to which the Warrant Holder shall be entitled upon such exercise. In the event of partial exercise of this Warrant and, if applicable, partial surrender of this Warrant pursuant to the Cashless Exercise Letter, this Warrant shall be delivered to the Company, and the Company shall issue and deliver to the Warrant Holder a new Warrant evidencing the rights to purchase the remaining Warrant Shares, which new Warrant shall in all other respects be identical to this Warrant.

     13. Certain Adjustments. This Warrant shall be subject to adjustment as follows:

          13.1.(a) In case the Company shall (i) pay a stock dividend or make a distribution to holders of common stock in shares of its common stock, (ii) subdivide its outstanding shares of common stock, (iii) combine its outstanding shares of common stock into a smaller number of shares or (iv) issue by reclassification of its shares of common stock any shares of capital stock of the Company, (v) the Exercise Price shall be increased or decreased, as the case may be, to an amount that shall bear the same relation to the Exercise Price in effect immediately prior to such action as the total number of shares outstanding immediately prior to such action shall bear to the total number of shares outstanding immediately after such action and (vi) this Warrant automatically shall be adjusted so that it shall thereafter evidence the right to purchase the kind and number of Warrant Shares or other securities the Warrant Holder would have owned and would have been entitled to receive after such action, if this Warrant had been exercised immediately prior to such action or any record date with respect thereto. An adjustment made pursuant to this subparagraph (a) shall become effective retroactively immediately after the record date, in the case of a dividend or distribution of common stock, and shall become effective immediately after the effective date, in the case of a subdivision, combination or reclassification.

          13.2.(a) In case the Company shall fix a record date for the making of a distribution to all holders of common stock (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing corporation) of (i) assets (other than cash dividends or cash distributions payable out of consolidated net income or retained earnings or dividends payable in common stock), (ii) evidences of indebtedness or other

CUSIP NO. 005018 10 6                                       Page 37 of 41 Pages

     debt or equity securities of the Company, or of any corporation other than the Company (except for the common stock of the Company) or (iii) subscription rights, options or warrants to purchase any of the foregoing assets or securities, whether or not such rights, options or warrants are immediately exercisable (hereinafter collectively called "Distributions on Common stock"), the Company shall make provision for the Warrant Holder to receive upon exercise of this Warrant, a proportional amount (depending upon the extent to which this Warrant is exercised) of such assets, evidences of indebtedness, securities or such other rights, as if such Warrant Holder had exercised this Warrant on or before such record date.

          13.3. In case of any consolidation or merger of the Company with or into another corporation or the sale of all or substantially all the assets of the Company to another corporation, this Warrant thereafter shall be exercisable for the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of common stock of the Company deliverable upon exercise of this Warrant would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment shall be made in the application of the provisions in this paragraph 2, to the end that the provisions set forth in this paragraph 2 (including provisions with respect to changes in and adjustments of the Exercise Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this Warrant.

          13.4. Upon the occurrence of each adjustment or readjustment of the Exercise Price or any change in the number of Warrant Shares or in the shares of stock or other securities or property deliverable upon exercise of this Warrant pursuant to this paragraph 2, the Company at its expense shall promptly compute such adjustment or readjustment and change in accordance with the terms hereof and furnish to each Warrant Holder a certificate signed by the chief financial officer of the Company, setting forth such adjustment or readjustment and change and showing in detail the facts upon which such adjustment or readjustment and change is based.

          13.5.(a) The Company shall not be required upon the exercise of this Warrant to issue any fraction of shares, but shall make any adjustment therefor by rounding the number of shares obtainable upon exercise to the next higher whole number of shares.

     14.  Notice to Warrant Holder.  If at any time,

          (a) the Company shall take any action which would require an adjustment in the Exercise Price or in the number of Warrant Shares pursuant to paragraph 2; or

          (b) the Company shall authorize the granting to the holders of its common stock of any Distributions on Common Stock as set forth in paragraph 2(b), and notice thereof shall be given to

CUSIP NO. 005018 10 6                                       Page 38 of 41 Pages

     holders of common stock; or

          (c) the Company shall issue any additional shares of common stock or declare any dividend (or any other distribution) on its common stock (other than its regular quarterly dividends); or

          (d) there shall be any capital reorganization or reclassification of the common stock (other than a change in par value or from par value to no par value or from no par value to par value of the common stock), or any consolidation or merger to which the Company is a party, or any sale or transfer of all or substantially all the assets of the Company; or

          (e) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, in any one or more of said cases, the Company shall give written notice to the Warrant Holder, not fewer than 20 days before any record date or other date set for definitive action, or of the date on which such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up shall take place, as the case may be. Such notice shall also set forth such facts as shall indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the current Exercise Price and the kind and amount of the Warrant Shares and other securities and property deliverable upon exercise of this Warrant. Such notice shall also specify the date as of which the holders of the Common Stock of record shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up, as the case may be.

     15. Transfer of Rights. This Warrant is transferable, in whole or in part, at the option of the Warrant Holder upon delivery of the Warrant Assignment Form annexed as annex B, duly executed. The Company shall execute and deliver a new Warrant or Warrants in the form of this Warrant with appropriate changes to reflect the issuance of subsequent Warrants, in the name of the assignee or assignees named in such instrument of assignment and, if the Warrant Holder's entire interest is not being transferred or assigned, in the name of the Warrant Holder, and this Warrant shall promptly be cancelled. Any transfer or exchange of this Warrant shall be without charge to the Warrant Holder and any new Warrant or Warrants issued shall be dated the date hereof. The term "Warrant" as used herein includes any Warrants into which this Warrant may be divided or for which it may be exchanged.

     16. Rights of Warrant Holder. The Warrant Holder shall not, by virtue hereof, be entitled to any voting or other rights of a shareholder of the Company, either at law or equity, and the rights of the Warrant Holder are limited to those expressed in this Warrant.

     17.  Miscellaneous.

          17.1. This Warrant shall be construed in accordance with and governed by the law of the state of New York without regard to principles of conflicts and choice of laws.

CUSIP NO. 005018 10 6                                       Page 39 of 41 Pages

          17.2. The caption headings used in this Warrant are for convenience of reference only and shall not be construed in any way to affect the interpretation of this Warrant.

          17.3. Any notice pursuant to this Warrant shall be sufficiently given if sent by first-class mail, postage prepaid, or delivered by facsimile transmission, addressed as follows:

     if to the Company, to it at:

                  1250 Broadway
                  35th Floor
                  New York, New York 10001
                  Attention:  Chief Financial Officer
                  Facsimile No.:  (212) 760-2327

     (or to such other address as the Company may have furnished in writing to the Warrant Holder for this purpose);

     if to the Warrant Holder, to it at such address as the Warrant Holder may have furnished in writing to the Company for this purpose.




Date:
      ------------------


                                            LEVEL 8 SYSTEMS, INC.



                                            By:
                                               -----------------------------
                                               Name:
                                               Title:

CUSIP NO. 005018 10 6                                       Page 40 of 41 Pages

                                                                         ANNEX A
                                                                         -------

                          COMMON STOCK PURCHASE WARRANT
                          -----------------------------

                               Notice of Exercise

                                                                          , 19
                                                           ---------------    --

To:  LEVEL 8 SYSTEMS, INC.

        The undersigned, pursuant to the provisions set forth in Warrant No.   ,
                                                                             --
hereby irrevocably elects and agrees to purchase        shares of the Company's
                                                 ------
common stock covered by such Warrant, and makes payment herewith in full
therefor of the Total Exercise Price of $            in cash.
                                         -----------

The undersigned hereby represents that the undersigned is exercising such Warrant for its own account or the account of an affiliate for investment purposes and not with the view to any offering or distribution and that the Warrant Holder will not sell or otherwise dispose of the underlying Warrant Shares in violation of applicable securities laws. [When applicable: If said number of shares is less than all the shares purchasable hereunder, the undersigned requests that a new Warrant evidencing the rights to purchase the remaining Warrant Shares (which new Warrant shall in all other respects be identical to the Warrant exercised hereby) be registered in the name of
           , whose address is
-----------


                -------------------------
                -------------------------
                -------------------------]


                                           Signature:
                                                     ---------------------------
                                           Printed Name:
                                                        ------------------------

                                           Address:
                                                  ------------------------------
                                                  ------------------------------
                                                  ------------------------------

CUSIP NO. 005018 10 6                                       Page 41 of 41 Pages

                                                                         ANNEX B
                                                                         -------

                                   ASSIGNMENT


        FOR VALUE RECEIVED, ____________________ hereby sells, assigns and
                            --------------------
transfers all its rights as set forth in Warrant No. ___ with respect to the shares of the Company's common stock covered thereby as set forth below unto:

Name of Assignee(s)                 Address(es)               No. of Shares

-------------------                 ----------------          -------------
                                    ----------------




        All notices to be given by the Company to the Warrant Holder pursuant to
paragraph 3 of Warrant No.     shall be sent to the Assignee(s) at the above
                           ---
listed address(es), and, if the number of shares being hereby assigned is fewer
than all the shares covered by Warrant No.    , then also to the undersigned.
                                           ---

        The undersigned requests that the Company execute and deliver, if necessary to comply with the provisions of paragraph 4 of Warrant No. , a new
                                                                     ---
Warrant or, if the number of shares being hereby assigned is fewer than all the shares covered by Warrant No. , new Warrants in the name of the undersigned,
                              ---
the assignee and/or the assignees, as appropriate.

Dated:            , 19
       -----------    --


                                           Signature:
                                                     ---------------------------
                                           Printed Name:
                                                        ------------------------

                                           Address:
                                                  ------------------------------
                                                  ------------------------------
                                                  ------------------------------